                                                     Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-38482

PROSPECTUS


                             BIOSPHERE MEDICAL, INC.

                        2,032,255 SHARES OF COMMON STOCK
                                 ---------------

         The selling stockholders that we name on page 18 of this prospectus are selling up to an aggregate of 2,032,255 shares of our common stock.

         We have listed our common stock for trading on the Nasdaq
National Market under the symbol "BSMD." On August 11, 2000, our common stock's last reported sale price on the Nasdaq National Market was $12.00 per share.

                                 ---------------
         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                                 ---------------
         The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                                   ----------
                 The date of this prospectus is August 22, 2000

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

WHO WE ARE ................................................................    1
RISK FACTORS ..............................................................    3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS .........................   12
USE OF PROCEEDS ...........................................................   13
SELLING STOCKHOLDERS ......................................................   13
PLAN OF DISTRIBUTION ......................................................   16
LEGAL MATTERS .............................................................   18
EXPERTS ...................................................................   18
WHERE YOU CAN FIND MORE INFORMATION .......................................   18
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE ...........................   18

                                   WHO WE ARE

OUR COMPANY

         We develop, market and manufacture innovative medical device products for the treatment of hypervascularized tumors or arteriovenous malformations using embolotherapy. Embolotherapy is a minimally invasive procedure in which physicians inject materials that inhibit blood flow through a hollow, flexible tube called a catheter into the blood vessels to inhibit blood flow to tumors and arteriovenous malformations. By selectively blocking the tumor's blood supply, embolotherapy attempts to cause the tumor to shrink. We refer to these materials that inhibit blood flow as embolic materials. Our lead product, Embosphere Microspheres, is an acrylic bead with a proprietary design that physicians use as an embolic material.

         Hypervascularized tumors are tumors that receive blood from a larger number of blood vessels than the number of blood vessels supplying the tissue surrounding the tumor. Arteriovenous malformations are abnormal connections between arteries and veins, frequently characterized by a dense and wide-spread network of interconnecting blood vessels.

         We intend that our first products will target the treatment of hypervascularized tumors. Hypervascularized tumors include some tumors affecting the brain and spinal cord, tumors in the uterus, known as uterine fibroids, and tumors associated with liver cancer. Our primary focus is on commercializing our microspheres for the treatment of uterine fibroids. We are also focusing on the development and commercialization of microspheres for the treatment of liver cancer. Additionally, we are exploring and/or developing microspheres for use in the treatment of a number of conditions, including stress urinary incontinence, facial wrinkles, gastroesophageal reflux disease, a condition characterized by the abnormal reverse flow of stomach contents into the esophagus, and tissue repair.

         In April 2000, the United States Food and Drug Administration, or FDA, granted us clearance to market our Embosphere Microspheres product for embolization of hypervascularized tumors and arteriovenous malformations. We have commenced clinical testing under an investigational device exemption to support an application for FDA approval of our Embosphere Microspheres for the treatment of uterine fibroids. An investigational device exemption is a regulatory exemption that the FDA grants to medical device manufacturers for the purpose of conducting clinical studies. We intend, pending FDA clearance and approval, that our first products will target uterine fibroids and liver cancer. We do not anticipate that the FDA will grant us labeling approval for use of our products in treating uterine fibroids and liver cancer before 2002, if at all.

         We received CE Mark approval of our Embosphere Microspheres product in the European Union in 1997. CE Mark Approval is a certification granted by European regulatory bodies, or by some manufacturers with satisfactory quality systems, that substantiates the compliance of products with specific standards of quality and/or safety. We require this approval to commercialize and sell our product in the European Union. In January 2000, we received marketing approval of our Embosphere Microspheres product in Australia and Canada. We expect to file for marketing approval in Japan for our Hepasphere Microspheres product for the treatment of liver cancer within the next 24 months.

        Radiologists specializing in the use of interventional devices to deliver therapies in addition to diagnosing diseases, also known as interventional radiologists, have performed embolotherapy procedures for over 20 years. However, the current embolic material that interventional radiologists use, called polyvinyl alcohol, has many significant drawbacks, including limited effectiveness, limited control, difficulty with use and chronic inflammatory response. We believe our microspheres are a promising new alternative to the current embolic material.

         Based on the number of vials of Embosphere Microsphere product that we have sold to date, we estimate that physicians have treated over 7,000 patients with our Embosphere Microspheres product outside of the United States.

CORPORATE HISTORY

         We incorporated in Delaware in December 1993. As of August 1,
2000, Sepracor Inc. beneficially owned approximately 56% of our outstanding common stock. During 1999, we strategically refocused our business on the commercialization of our microspheres for medical applications. In February 1999, we acquired a 51% ownership interest in Biosphere Medical S.A. Biosphere Medical S.A. has the license to the embolotherapy device that is now the main focus of our business. In May 1999, we sold substantially all of our assets relating to our former core business, chromotography, and changed our name to BioSphere Medical, Inc. In April 2000, we increased our ownership interest in Biosphere Medical, S.A. to 85%. We have an option to acquire the remaining 15% at a later date. We have incurred net losses in each year since our inception, including net losses of approximately $4.6 million during 1999 and $3.6 million for the first half of 2000. At June 30, 2000, we had an accumulated deficit of approximately $39.7 million. We expect to incur net losses for the forseeable future although the amount of future losses and the time we will require to reach profitability, if ever, are highly uncertain.

         We maintain ur principal executive offices at 1050 Hingham Street, Rockland, Massachusetts 02370, and our telephone number is (781) 681-7900.

         Embosphere(R) is a registered trademark and BioSphere Medical(TM) and HepaSphere(TM) are trademarks of BioSphere Medical, Inc.

                                  RISK FACTORS

         AN INVESTMENT IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE YOU DECIDE TO BUY OUR COMMON STOCK.

RISK RELATING TO OUR FUTURE PROFITABILITY

BECAUSE WE HAVE A HISTORY OF LOSSES AND OUR FUTURE PROFITABILITY IS UNCERTAIN, OUR COMMON STOCK IS A HIGHLY SPECULATIVE INVESTMENT

         We have incurred operating losses since our inception and, as of June 30, 2000, had an accumulated deficit of approximately $39.7 million. We expect to spend substantial funds to continue research and product testing, to establish sales, marketing, quality control, regulatory and administrative capabilities, and for other general corporate purposes. We expect to incur increasing losses over the next several years as we expand our commercialization efforts.

         We may never become profitable. If we do become profitable, we may not remain profitable on a continuing basis. If we fail to become and remain profitable then the market price of our common stock will decline and our ability to raise capital and continue our operations will be impaired.

RISKS RELATING TO REGULATORY MATTERS

IF WE DO NOT OBTAIN THE REGULATORY APPROVALS REQUIRED TO MARKET AND SELL OUR PRODUCTS, THEN OUR BUSINESS WILL BE UNSUCCESSFUL AND THE MARKET PRICE OF OUR STOCK WILL SUBSTANTIALLY DECLINE

         We are subject to governmental regulation by national and local government agencies in the United States and abroad with respect to the commercialization and sale of our products. We will incur significant time and expense in our efforts to obtain the necessary regulatory approvals from these agencies. We have not yet received all of the approvals we will require to market and sell our products worldwide. For example, we have not yet received FDA approval to market Embosphere Microspheres in the United States for use in the embolization of uterine fibroids. In order to obtain approval for this indication, the FDA will require us to undertake clinical trials, which may be lengthy and expensive. If we do not receive required regulatory approval to market our products, we will not be able to develop and commercialize our products and become profitable, and the value of our common stock will substantially decline.

IF THE FDA OR OTHER REGULATORY AGENCIES PLACE RESTRICTIONS ON, OR IMPOSE ADDITIONAL APPROVAL REQUIREMENTS WITH RESPECT TO, PRODUCTS WE ARE THEN MARKETING, WE MAY INCUR SUBSTANTIAL ADDITIONAL COSTS AND EXPERIENCE DELAYS OR DIFFICULTIES IN CONTINUING TO MARKET AND SELL THESE PRODUCTS

         Even if the FDA grants to us approval with respect to any of our products, it may place substantial restrictions on the indications for which we may market the product or to whom we may market the product. These restrictions could result in us achieving less sales and lower revenues. For example, our products are not specifically approved for labeling for use for uterine fibroids, which is one of the uses for which we anticipate physicians may use our products. If the FDA determines that we have made claims beyond those that they have approved, then we will be in violation of the Federal Food, Drug, and Cosmetic Act.

         We may in the future make modifications to our Embosphere Microspheres and we may be prohibited from marketing the modified product until we obtain FDA clearance or approval, which could delay our ability to introduce product modifications and enhancements into the market. Further, the FDA could in the future promulgate a regulation requiring additional approvals of our product to allow it to remain on the market. This requirement would likely require us to conduct costly and lengthy clinical trials. If we fail to obtain the additional approvals, the FDA would require us to remove our product from the United States market.

         Our legally-marketed products will be subject to continuing FDA requirements relating to quality control, quality assurance, maintenance of records, documentation, labeling and promotion of medical devices. We are also required to submit medical device reports to the FDA to report device-related deaths, serious injuries and malfunctions, the recurrence of which would be likely to cause or contribute to a death or serious injury. These reports are publicly available and, therefore, can become a basis for private tort suits, including class actions, with respect to our products. Any of these suits would be costly and time-consuming, could place further restrictions on our ability to market and sell our product, and would divert our management's attention from the continued development of our business.

IF WE FAIL TO COMPLY WITH REGULATORY LAWS AND REGULATIONS, WE WILL BE SUBJECT TO ENFORCEMENT ACTIONS, WHICH WILL AFFECT OUR ABILITY TO MARKET AND SELL OUR PRODUCTS AND MAY HARM OUR REPUTATION

         If we fail to comply with applicable federal, state or foreign laws or regulations, we could be subject to enforcement actions, such as product recalls, the withdrawal of product approvals, civil and criminal penalties and fines. If we are subject to any enforcement action, it could impede our ability to develop, market and sell our products successfully and could harm our reputation and lead to less acceptance of our products by the market.

IF WE ARE NOT ABLE TO SUCCESSFULLY COMPLETE OUR CLINICAL TRIALS, WE WILL NOT BE ABLE TO DEVELOP AND COMMERCIALIZE OUR PRODUCTS

         Although for planning purposes we forecast the timing of completion of clinical trials, the actual timing can vary dramatically due to factors such as delays, scheduling conflicts with participating clinicians and clinical institutions, the rate of patient accruals and the uncertainties inherent in the clinical trial process. In addition, because we have limited experience in conducting clinical trials, we may rely on academic institutions or clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our products. Accordingly, we have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own. As a result of these factors, we or third parties may not successfully begin or complete our clinical trials and we may not make regulatory submissions or receive required regulatory approvals to commence or continue our clinical trials in the time periods we have forecasted, if at all. If we or third parties fail to commence or complete, or experience delays in, any of our planned clinical trials, then we are likely to incur additional costs and delays in our product development programs, which could cause our stock price to decrease.

RISKS RELATING TO OUR INDUSTRY, BUSINESS AND STRATEGY

IF THE MARKET IS NOT RECEPTIVE TO OUR EMBOSPHERE MICROSPHERES PRODUCT, OUR BUSINESS PROSPECTS WILL BE SERIOUSLY HARMED

         We only recently began selling our Embosphere Microspheres product, which we have developed using new technologies and therapeutic approaches. Our success will depend upon the medical community, patients and third party payors accepting our Embosphere Microspheres product as clinically useful, cost-effective and safe. In particular, our success will depend upon obstetrics and gynecology physicians referring patients to interventional radiologists to receive treatment using our products in lieu of, or in addition to, receiving other forms of treatment which the obstetrics and gynecology physicians can provide directly.

         If the market determines or concludes that our product is not safe or effective for any reason, we may be exposed to product liability claims, product recalls and fines or other penalties and associated adverse publicity. In addition, we have provided to our customers a satisfaction guarantee that requires us to accept the return of any inventory and credit the entire amount of the original order if a properly-trained customer is not satisfied with the performance of our embospheres. If we experience adverse publicity or are subject to product liability claims, excessive guarantee claims, recalls, fines and the like, we will be unable to commercialize successfully our products and achieve profitability.

IF WE EXPERIENCE DELAYS, DIFFICULTIES OR UNANTICIPATED COSTS IN ESTABLISHING THE SALES, DISTRIBUTION AND MARKETING CAPABILITIES NECESSARY TO SUCCESSFULLY COMMERCIALIZE OUR PRODUCTS, WE WILL HAVE DIFFICULTY MAINTAINING AND INCREASING OUR SALES

         We currently lack sales, distribution and marketing capabilities in the United States and have only limited sales, distribution and marketing capabilities in the European Union. It will be expensive and time-consuming for us to develop a marketing and sales force and, consequently, we could be required to delay our product launches. Moreover, we may choose or find it necessary to enter into strategic partnerships to sell, market and distribute our products. The terms of any partnership may not be favorable to us. We currently rely on 17 distributors to sell our products outside of France. We may not be able to provide adequate incentive to these distributors to promote our products. If we are unable to successfully employ qualified marketing and sales personnel and develop our sales and marketing capabilities, or if our distributors fail to promote our products, we will have difficulty maintaining and increasing our sales.

IF WE ARE NOT BE ABLE TO COMPETE EFFECTIVELY, WE MAY EXPERIENCE DECREASED DEMAND FOR OUR PRODUCTS AND PRICE REDUCTIONS

         Our success depends upon our ability to develop and maintain a competitive position in the embolotherapy market. We have many competitors in the United States and abroad, including medical device and therapeutics companies, universities and other private and public research institutions. Our key competitors are Cordis Corporation, a Johnson & Johnson company, Boston Scientific Corporation and Nycomed Amersham. These and many of our other competitors have greater capabilities, experience and financial resources than we do. As a result, they may develop products which compete with our Embosphere Microspheres product more rapidly or at less cost than we can. Currently, the primary products with which our Embosphere Microspheres compete in some applications are polyvinyl alcohol, polymerizing gels and coils. In addition, our competitors may develop new technologies that render our products obsolete or otherwise noncompetitive. Any failure by us to compete effectively may result in less demand for our products and impair our ability to become profitable.

IF WE DO NOT RETAIN OUR SENIOR MANAGEMENT AND OTHER KEY EMPLOYEES, WE MAY NOT BE ABLE TO IMPLEMENT SUCCESSFULLY OUR BUSINESS STRATEGY

         The loss of Jean-Marie Vogel, our Chairman, John M. Carnuccio, our President and Chief Executive Officer, Jonathan McGrath, our Vice-President Worldwide Research and Development or other key members of our staff could harm us. Mr. Vogel is the only key employee with whom we currently have a long-term employment agreement. We do not have key person life insurance policies on any of our key employees. We also depend on our scientific collaborators and advisors, all of whom have other commitments that may limit their availability to us. Our success is substantially dependent on the ability, experience and performance of these members of our senior management and other key employees, scientific collaborators and advisors. Because of their ability and experience, if we lose one or more of these individuals, our ability to implement successfully our business strategy could be seriously harmed.

IF WE ARE COMPELLED TO ACQUIRE THE REMAINING INTEREST IN BIOSPHERE MEDICAL S.A., WE MAY BE REQUIRED TO INCUR INDEBTEDNESS OR MAKE A SIGNIFICANT CASH PAYMENT, WHICH MAY RESULT IN A DECREASE IN AVAILABLE CASH FOR OUR OPERATIONS

         We currently own 85% of the outstanding capital stock of Biosphere Medical S.A. We have the right to acquire the remaining 15% of Biosphere Medical S.A. in 2004. The purchase price that we are required to pay if we exercise this right is equal to 15% of the aggregate sales of Biosphere Medical S.A. and sales of our microspheres subject to our license agreement with Biosphere Medical S.A. for the twelve-month period prior to the exercise of our right. In addition, the holder of the remaining 15% of Biosphere Medical S.A. has a "put" right to require us to purchase the remaining 15% in 2004. The purchase price that we are required to pay if the minority holder exercises this put right is equal to 15% of the aggregate sales of Biosphere Medical S.A. and sales of our microspheres subject to our license agreement with Biosphere Medical S.A. for the nine-month period prior to the exercise of the put right. In any event, the price that we are required to pay if the minority holder exercises the put right shall not be less than FF1,800,000 ($261,237 at June 30, 2000). If we are compelled by the minority stockholder to acquire the minority interest at a future date, we could be required to make a significant cash payment, which could result in us incurring debt or a decrease in the cash available to us for our operations.

RISKS RELATING TO OUR FINANCIAL RESULTS AND NEED FOR FINANCING

WE WILL CONTINUE TO NEED SUBSTANTIAL ADDITIONAL FUNDS, AND IF ADDITIONAL CAPITAL IS NOT AVAILABLE, WE MAY HAVE TO CURTAIL OR CEASE OUR OPERATIONS

         We will need to raise additional funds to successfully develop and commercialize our products. If we cannot raise more funds, we could be required to reduce our capital expenditures, scale back our product development, reduce our workforce and license to others products or technologies that we otherwise would seek to commercialize ourselves. We may not receive additional funding on reasonable terms or at all. Other than a $2.0 million credit line with a bank, we have no committed source of capital. Sepracor is the guarantor of this credit line. We have entered into a security agreement with Sepracor pursuant to which we have pledged to Sepracor all of our assets, including our equity interest of Biosphere Medical S.A., as collateral for Sepracor's guarantee to the bank. We are likely to raise more money for working capital purposes by selling additional capital stock, which is a common strategy for companies such as ours. Any sales of additional shares of our capital stock are likely to dilute our existing stockholders. Further, if we issue additional equity securities, the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. Alternatively, we may borrow money from commercial lenders, possibly at high interest rates, which will increase the risk of your investment in us.

IF OUR OPERATING RESULTS FLUCTUATE SIGNIFICANTLY FROM QUARTER TO QUARTER, THEN OUR STOCK PRICE MAY DECLINE

         Our operating results could fluctuate significantly from quarter to quarter. These fluctuations may be due to several factors including the timing and volume of customer orders for our Embosphere Microspheres, customer cancellations, increased operating expenses, and general economic conditions. We also expect that our operating results will be affected by seasonality, since we expect our revenues to decline substantially in the third quarter of each year from the first two quarters of each year because we do a significant percentage of our business in the European Union, which typically experiences a slowdown of business during August. Due to these fluctuations, our operating results in some quarters may not meet the expectations of stock market analysts and investors. In that case, our stock price would probably decline.

RISKS RELATING TO THE PRODUCTION AND SUPPLY OF OUR PRODUCTS

IF WE EXPERIENCE MANUFACTURING DELAYS OR INTERRUPTIONS IN PRODUCTION THEN WE MAY EXPERIENCE CUSTOMER DISSATISFACTION AND OUR REPUTATION COULD SUFFER

         If we fail to produce enough products at our own manufacturing facility or at a third-party manufacturing facility, we may be unable to deliver products to our customers on a timely basis, which could lead to customer dissatisfaction and could harm our reputation and ability to compete. We currently produce all of our Embosphere Microspheres products in one manufacturing facility in France. We would likely experience significant delays or cessation in producing our products at this facility if a labor strike, natural disaster, local or regional conflict or other supply disruption were to occur. If we are unable to manufacture our products at our facility in France, we may be required to enter into arrangements with one or more contract manufacturing companies. We do not currently have contingency plans in place and, if alternate arrangements are required, we could encounter delays or difficulties establishing relationships with contract manufacturers or in meeting any additional regulatory requirements which agencies such as the FDA may impose on us or any third-party manufacturer. We may also be required to establish agreements on terms that are unfavorable to us. In addition, if we are required to depend on third-party manufacturers, our profit margins may be lower, which will make it more difficult for us to achieve profitability.

BECAUSE WE RELY ON A LIMITED NUMBER OF SUPPLIERS WE MAY EXPERIENCE DIFFICULTY IN MEETING OUR CUSTOMERS' DEMANDS FOR OUR PRODUCTS IN A TIMELY MANNER OR WITHIN BUDGET

         We currently purchase key components of our Embosphere Microspheres from approximately 16 outside sources. Some of these components may only be available to us through a few sources. We generally do not have long-term agreements with any of our suppliers.

         Our reliance on our suppliers exposes us to risks, including:

         - the possibility that one or more of our suppliers could terminate their services at any time without penalty;

         - the potential inability of our suppliers to obtain required components;

         - the potential delays and expenses of seeking alternative sources of supply;

         - reduced control over pricing, quality and timely delivery due to the difficulties in switching to alternative suppliers; and

         - the possibility that one or more of our suppliers could fail to satisfy any of the FDA's required current Good Manufacturing Practices regulations.

         Consequently, in the event that our suppliers delay or interrupt the supply of components for any reason, our ability to produce and supply our products could be impaired, which could lead to customer dissatisfaction.


RISKS RELATING TO INTELLECTUAL PROPERTY

IF WE ARE UNABLE TO OBTAIN PATENT PROTECTION FOR OUR DISCOVERIES, THE VALUE OF OUR TECHNOLOGY AND PRODUCTS COULD DECLINE AND WE MAY NOT BE ABLE TO DEVELOP AND COMMERCIALIZE OUR PRODUCTS, OR THE COST OF DOING SO MAY INCREASE

         We may not obtain meaningful protection for our technology and products with the patents and patent applications that we own or license relating to our microsphere technology. In particular, our patents and patent applications may not prevent others from designing products similar to or otherwise competitive with our Embosphere Microspheres and other products commercialized by us. For example, one of the three patents related to copolymers used to make our present Embosphere Microspheres will expire in June 2001. To the extent that our competitors are able to design products competitive with ours without infringing our intellectual property rights, we may experience less market penetration with our products and, consequently, we will have decreased revenues.

         We do not know whether competitors have similar United States patent applications on file, since United States patent applications are secret until issued. Consequently, the United States Patent and Trademark Office could initiate interference proceedings involving our owned or licensed United States patent applications or issued patents. Further, there is a substantial backlog of patent applications at the United States Patent and Trademark Office, and the approval or rejection of patent applications may take several years.

         We have a license to technology invented by a Japanese inventor. However, the license is limited to a single Japanese patent application. In other words, corresponding United States and European patent applications were not filed by this inventor. We intend to file patent applications directed to improvements of this inventor's technology. However, patent applications may not issue as patents, and these patents, if issued, may not provide us with sufficient protection against competitors. Further, we may be required to obtain additional licenses concerning the Japanese patent application, and any licenses, if obtained, may not be on terms that are acceptable to us.

IF WE BECOME INVOLVED IN EXPENSIVE PATENT LITIGATION OR OTHER PROCEEDINGS TO ENFORCE OUR PATENT RIGHTS, WE COULD INCUR SUBSTANTIAL COSTS AND EXPENSES OR SUBSTANTIAL LIABILITY FOR DAMAGES OR BE REQUIRED TO STOP OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION EFFORTS

         In order to protect or enforce our patent rights, we may have to initiate legal proceedings against third parties, such as infringement suits or interference proceedings. By initiating legal proceedings to enforce our intellectual property rights, we may also provoke these third parties to assert claims against us. Intellectual property litigation is costly, and, even if we prevail, could divert management attention and resources away from our business.

         If we do not prevail in any litigation, in addition to any damages we might have to pay, our patents could be narrowed, invalidated or rendered unenforceable by a court. We could also be required to obtain a license. Any required license may not be available to us on acceptable terms, or at all. In addition, some licenses may be nonexclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to sell some of our products, which would make it more difficult for us to achieve profitability.

         Our majority-owned French subsidiary, Biosphere Medical S.A., jointly owns two United States patents and corresponding foreign patents relating to with embolotheraphy L'Assistance Publique-Hopitaux De Paris, referred to as AP-HP, a French public health establishment. Pursuant to the terms of a related license agreement with AP-HP, Biosphere Medical S.A. may be required to seek AP-HP's participation in any United States legal proceedings it initiates against third parties to protect or enforce its rights under the jointly-owned patents. If Biosphere

Medical S.A. is not able to obtain the cooperation of AP-HP in any infringement suit against a third party, then it may be unable to pursue a lawsuit and enforce these patent rights.

IF ANY OF OUR LICENSES TO USE THIRD-PARTY TECHNOLOGIES IN OUR PRODUCTS ARE TERMINATED, WE MAY BE UNABLE TO DEVELOP, MARKET AND SELL OUR PRODUCTS

         We are dependent on various license agreements relating to each of our current and proposed products that give us rights under intellectual property rights of third parties. These licenses impose commercialization, sublicensing, royalty, insurance and other obligations on us. Our failure, or any third party's failure, to comply with the terms of any of these licenses could result in us losing our rights to the license, which could result in us being unable to develop, manufacture or sell products which contain the licensed technology.

RISKS RELATING TO OUR FOREIGN OPERATIONS

IF WE ARE UNABLE TO MEET THE OPERATIONAL, LEGAL AND FINANCIAL CHALLENGES THAT WE WILL ENCOUNTER IN OUR INTERNATIONAL OPERATIONS, WE MAY NOT BE ABLE TO GROW OUR BUSINESS

         Our operations are currently conducted primarily through our French subsidiary. Furthermore, we currently derive substantially all of our revenue from the sale of our Embosphere Microspheres and other products in the European Union. We are increasingly subject to a number of challenges which specifically relate to our international business activities. Our international operations may not be successful if we are unable to meet and overcome these challenges, which would limit the growth of our business. These challenges include:

         - failure of local laws to provide the same degree of protection against infringement of our intellectual property;

         - protectionist laws and business practices that favor local competitors, which could slow our growth in international markets;

         - potentially longer sales cycles to sell products, which could slow our revenue growth from international sales;

         - potentially longer accounts receivable payment cycles and difficulties in collecting accounts receivable; and

         - fluctuations in our future operating results due to foreign currency translation gains and losses.

RISKS RELATING TO AN INVESTMENT IN OUR COMMON STOCK

BECAUSE THE MARKET PRICE OF OUR STOCK IS HIGHLY VOLATILE, YOUR INVESTMENT IN US COULD RAPIDLY LOSE ITS VALUE AND WE MAY INCUR SIGNIFICANT COSTS FROM CLASS ACTION LITIGATION

         The market price of our stock is highly volatile. As a result, your investment in us could rapidly lose its value. In addition, the stock market often experiences extreme price and volume fluctuations, which affect the market price of many medical device companies and which are often unrelated to the operating performance of these companies.

         Recently, when the market price of a stock has been as volatile as our stock price has been, holders of that stock have occasionally instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit of this type against us, even if the lawsuit is without merit, we could incur substantial costs in defending the lawsuit. The lawsuit could also divert the time and attention of our management.

BECAUSE SEPRACOR INC. AND OUR EXECUTIVE OFFICERS AND DIRECTORS OWN A MAJORITY OF OUR COMMON STOCK, THEY HAVE SUBSTANTIAL CONTROL OVER US

         As of August 1, 2000, Sepracor Inc. beneficially owned approximately 56% of our outstanding common stock. In addition, as of August 1, 2000, our executive officers and directors beneficially owned, in the aggregate, approximately 9.2% of our outstanding common stock, excluding shares owned by Sepracor which some of our directors and executive officers may be deemed to beneficially own. Two of our directors are executive officers of Sepracor. Sepracor and our executive officers and directors are able to control all corporate actions requiring stockholder approval irrespective of how our other stockholders may vote, including:

         -  the election of directors;

         -  the amendment of charter documents;

         - the approval of mergers and other significant corporate transactions, including a sale of substantially all of our assets; and

         - the defeat of any non-negotiated takeover attempt that might otherwise benefit the public stockholders.

         This ownership concentration could cause the market price of our common stock to decline. In addition, conflicts of interest between us and Sepracor may arise, including with respect to competitive business activities and control of our management and our affairs.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus and the documents that we incorporate by reference in this prospectus contain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. We may, in some cases use words such as "project," "plan," "could," "anticipate," "believe," "estimate," "expect," "intend," "may,"
"should," "will," and "would" or similar words that convey uncertainty of future events or outcomes to identify forward-looking statements. The important factors listed above in the section captioned "Risk Factors," as well as any cautionary language in this prospectus and in the documents we incorporate by reference, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations described in these forward-looking statements. You should read these factors and the other cautionary statements that we make in this prospectus and in the documents we incorporate by reference as being applicable to all related forward-looking statements that we make in this prospectus and in the documents we incorporate by reference.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares by the selling stockholders.


         The selling stockholders will pay any selling commissions and expenses they may incur for brokerage, accounting, tax, legal services or other expenses relating to the disposition of their shares, as well as any transfer taxes on the shares that they sell. We will bear all other costs, fees and expenses relating to the registration of the shares, including, without limitation, all registration and filing fees, Nasdaq listing fees, fees and expenses of our counsel, fees of our accountants, and blue sky fees and expenses.


                              SELLING STOCKHOLDERS

         We issued the shares of common stock that this prospectus covers, including the shares of common stock underlying the warrants set forth below, in private placements in February 2000 and July 2000. We have set forth in the following table, to our knowledge, information about the selling stockholders as of June 30, 2000, or such later date as the selling stockholders have provided the information. We have calculated beneficial ownership based on SEC requirements, and the information we have included regarding beneficial ownership is not necessarily indicative of beneficial ownership for any other purpose. Unless we otherwise indicate below, each stockholder named in the table has sole voting and investment power with respect to all shares he, she or it beneficially owns, subject to applicable community property laws. We have based the percentage calculated for each selling stockholder upon the sum of the "Common Stock" and "Common Stock Issuable Upon Exercise of Warrants" columns.

         John Carnuccio is a director and the President and Chief Executive Officer of BioSphere; Jean-Marie Vogel is the Chairman of BioSphere; Timothy Barberich and David Southwell, directors of BioSphere, are President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, respectively of Sepracor, the parent corporation of BioSphere. Sepracor is also a selling stockholder and we are registering for Sepracor the 454,545 shares it acquired in our private placement in July 2000. We are party to a corporate services agreement with Sepracor, whereby Sepracor provides to us, for a monthly fee, accounting, human resources and data processing services. Sepracor is also the guarantor of our line of credit with a bank. In connection with Sepracor's guarantee, we are party to a security agreement with Sepracor, pursuant to which we have pledged our assets to Sepracor as collateral for its guarantee to the bank. Except as set forth in this paragraph, none of the selling stockholders has held any position or had any material relationship with BioSphere in the past three years.

         We do not know when or in what amounts the selling stockholders may offer shares for sale. The selling stockholders may decide not to sell all or any of the shares that this prospectus covers. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that the selling stockholders will hold after completion of the offering, we cannot estimate the number of the shares that the selling stockholders will hold after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, the selling stockholders will hold none of the shares that this prospectus covers.




                          Number of Shares of Common Stock       Number of         Number of Shares of Common Stock
                        Beneficially Owned Prior to Offering     Shares of         Beneficially Owned After Offering
                     -----------------------------------------    Common          -----------------------------------
                                                                Stock to be
                             Number                   Percent      Sold                  Number                     Percent
                     ------------------------      ----------- ------------     ------------------------------   -------------
                                      Common Stock                                              Common Stock
   Name of                             Issuable                                                  Issuable
   Selling             Common        Upon Exercise                               Common         Upon Exercise
 Stockholders           Stock         of Warrants                                Stock         of Warrants
-------------        -----------     --------------                            ----------     ----------------
ABS Employees'
Venture Fund
Limited
Partnership             27,777           6,944             *        34,721              0               0                0


ACI Capital /
BSMD, LLC               16,666           4,166             *        20,832              0               0                0


ACI Capital /
BSMDI, LLC             177,777          44,444           2.1       222,221              0               0                0

Timothy J.
Barberich               75,777(1)        6,944             *        34,721         48,000(1)            0                *

Biopergs, LLC           27,777           6,944             *        34,721              0               0                0

CCL Fund LLC            18,182               0             *        18,182              0               0                0

John M.
Carnuccio               89,955(1)        1,388             *         6,943         84,400(1)            0                *

Castle Creek
Healthcare
Partners LLC            72,728               0             *        72,728              0               0                0

Cerberus
Partners, L.P.          55,556          13,889             *        69,445              0               0                0

Cerberus
International,
LTD.                   116,112          27,778           1.4       138,890          5,000               0                *

Domain Public
Equity
Partners L.P.           80,000               0             *        80,000              0               0                0

Jane Macrae             10,000               0             *        10,000              0               0                0

Pequod
Investments,
L.P.                   200,000          25,000           2.1       149,800         50,200               0                *

Pequod
International,
LTD                    125,000          16,667           1.3       103,435         38,232               0                *

Pharma
w/Health               136,363               0           1.3       136,363              0               0                0

Richard Gallen
& Co. Pension
Trust 002               11,112           2,778             *        13,890              0               0                0


Richter
Investment
Corp.                    5,000               0             *         5,000              0               0                0

Rudman
Partners, L.P.          90,909               0             *        90,909              0               0                0

Sepracor Inc.        5,824,333               0          55.6       454,545      5,369,788               0             51.3

David P.
Southwell               13,555(1)        1,388             *         6,943          8,000(1)            0                *

Summer Hill
Partners L.P.           45,455               0             *        45,455              0               0                0

Teton Partners          50,000               0             *        50,000              0               0                0

United Capital
Management,
Inc.                   181,818               0           1.7       181,818              0               0                0

Ursus Capital,
L.P.                    15,000           3,750             *        18,750              0               0                0

Jean-Marie
Vogel                  647,215(1)        1,388           5.8         6,943        641,660(1)            0              5.8
-------------------------


-------------------------
*Represents beneficial ownership of less than one percent of our common stock.

(1) Includes shares of common stock underlying options which the following persons may exercise within 60 days of June 30, 2000 in the following amounts: Timothy J. Barberich, 48,000 shares; John Carnuccio, 74,400 shares; David Southwell, 7,000 shares; and Jean-Marie Vogel, 607,433 shares. Excludes the 5,824,333 shares of common stock beneficially owned by Sepracor, the parent corporation of BioSphere, as to which shares Messrs. Barberich, Carnuccio, Southwell and Vogel disclaim beneficial ownership.

                              PLAN OF DISTRIBUTION

         The selling stockholders may, from time to time, offer and sell the shares that this prospectus covers. The term "selling stockholders" includes pledgees, donees, transferees or other successors in interest selling shares that they acquired after the date of this prospectus from the selling stockholders as a pledge, gift or other non-sale related transfer. To the extent that the SEC requires, we may amend and supplement this prospectus from time to time to describe a specific plan of distribution.

         The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may make these sales at prices and under terms then prevailing or at prices related to the then current market price. The selling stockholders may also make sales in negotiated transactions, including pursuant to one or more of the following methods:

         - purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

         - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         - block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         - an over-the-counter distribution in accordance with the rules of the Nasdaq National Market; and

         -        in privately negotiated transactions.

         In connection with distributions of the shares or otherwise, the selling stockholders may:

         - enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume;

         - sell the shares short and redeliver the shares to close out such short positions;

         - enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares that this prospectus offers, which they may in turn resell; and

         - pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.

         In addition, the selling stockholders may sell any shares that qualify for sale pursuant to Rule 144 under Rule 144 rather than pursuant to this prospectus.

         In effecting sales, broker-dealers or agents that the selling stockholders engage may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders, in amounts that the parties may negotiate immediately prior to the sale.

         In offering shares that this prospectus covers, the selling stockholders, and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholders, may qualify as "underwriters" within the meaning of the Securities Act in connection with these sales. Any profits that the selling stockholders realize, and the compensation that they pay to any broker-dealer, may qualify as underwriting discounts and commissions.

         In order to comply with the securities laws of some states, the selling stockholders must sell the shares in those states only through registered or licensed brokers or dealers. In addition, in some states the selling stockholders must sell the shares only if we have registered or qualified those shares for sale in the applicable state or an exemption from the registration or qualification requirement is available and the selling stockholder complies with the exemption.

         We will advise the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against liabilities, including liabilities arising under the Securities Act.

         At the time a selling stockholder makes a particular offer of shares, if required, we will distribute a prospectus supplement that will set forth:

         - the number of shares that the selling stockholder is offering;

         - the terms of the offering, including the name of any underwriter, dealer or agent;

         -       the purchase price paid by any underwriter;

         -       any discount, commission and other underwriter compensation;

         - any discount, commission or concession allowed or reallowed or paid to any dealer; and

         -       the proposed selling price to the public.

         We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act.

         We have agreed with the selling stockholders to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of (i) such time as the selling stockholders have disposed of all of the shares, (ii) the second anniversary of the date upon which we originally sold the shares or (iii) such time as the selling stockholders can sell all of the shares without registration under the Securities Act.

                                  LEGAL MATTERS

        Hale and Dorr LLP has passed upon the validity of the shares offered by this prospectus.

                                     EXPERTS

         Arthur Andersen LLP, independent public accountants, have audited our financial statements which are incorporated by reference in this prospectus and elsewhere in the registration statement, as indicated in their reports with respect thereto. The financial statements are incorporated herein in reliance upon the authority of Arthur Andersen as experts in accounting and auditing in giving these reports.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly, and special reports, proxy statements, and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at HTTP://WWW.SEC.GOV. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

         This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including specified exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from its Internet web site.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate" into this prospectus information we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information we incorporate by reference is part of this prospectus, and information that we file with the SEC in the future and incorporate by reference will automatically update and may supersede the information contained in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the sale of all the shares covered by this prospectus:

         -       our Annual Report on Form 10-K for the year ended December 31,
                 1999;

         - our Quarterly Report on Form 10-Q for the quarters ended March 31, 2000;

         -       our Current Report on Form 8-K dated February 4, 2000;

         - all of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

         - the description of our common stock that our Registration Statement on Form S-1, as amended (File No. 33-75212) contains, including any amendments or reports filed for the purpose of updating that description.

You may request a copy of these documents, at no cost, by writing to:

                  BioSphere Medical, Inc.
                  1050 Hingham Street
                  Rockland, Massachusetts 02370
                  Attention:  Comptroller
                  Telephone:  (781) 681-7900

         We have not authorized anyone to provide you with information different from that which we have included or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions which permit these offers and sales. The information that this prospectus contains is accurate only as of the date of this prospectus, regardless of the time that a particular selling stockholder delivers this prospectus or sells any of the shares.